FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JUNE 2002

6-30-02

02057607

SEC Registration Number 0-18670

GREAT BASIN GOLD LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Quarterly financial statements for the six months ended June 30, 2002 with management discussion and schedules.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT BASIN GOLD LTD.

SHIRLEY MAIN

September 12, 2002

GREAT BASIN GOLD LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2002 AND 2001

(Expressed in Canadian dollars unless otherwise stated)

(Unaudited - prepared by management)

GREAT BASIN GOLD LTD.

Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	June 30, 2002	December 31, 2001
Assets		
Current assets		
Cash and equivalents	$ 14,754,886	$ 1,434,465
Short-term investments	-	5,046,267
Amounts receivable	107,416	42,657
Prepaid expenses (note 6)	2,579,049	995,881
	17,441,351	7,519,270
Reclamation deposits	7,500	7,500
Equipment (note 3)	1,965	3,336
Mineral property interests (note 4)	5,583,350	5,583,350
	$ 23,034,166	$ 13,113,456
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 228,690	$ 25,493
Shareholders' equity		
Share capital (note 5)	66,533,823	55,953,415
Deficit	(43,728,347)	(42,865,452)
	22,805,476	13,087,963
Continuing operations (note 1)		
Commitments (note 4)		
Contingencies (note 4(a) and (d))		
Subsequent events (note 4(a), 5(a), (b), (c) and (g))		
	$ 23,034,166	$ 13,113,456

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

Robert G. Hunter
Director

Jeffrey R. Mason
Director

GREAT BASIN GOLD LTD.

Consolidated Statements of Operations

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Expenses				
Conference and travel	$ 5,376	$ 18,184	$ 17,339	$ 52,687
Corporate tax	2,797	17,495	2,797	17,495
Depreciation	411	863	822	1,819
Exploration (statements)	343,122	1,153,555	429,250	2,221,124
Interest income	(42,984)	(92,081)	(71,128)	(247,357)
Legal, accounting and audit	66,463	145,052	81,374	211,635
Office and administration	176,024	22,896	189,488	68,448
Salaries and benefits	67,041	80,734	109,875	212,736
Shareholder communications	52,611	27,442	70,454	39,730
Trust and filing	26,766	5,998	32,624	7,797
Loss for the period	$ (697,627)	$ (1,380,138)	$ (862,895)	$ (2,586,114)
Loss per share	$ (0.02)	$ (0.04)	$ (0.02)	$ (0.07)
Weighted average number of shares outstanding	42,667,269	38,182,137	40,773,409	38,182,137

Consolidated Statements of Deficit

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

	Six months ended June 30, 2002	Six months ended June 30, 2001
Deficit, beginning of period, as previously reported	$ (42,865,452)	$ (15,952,452)
Change in accounting for exploration costs (note 2(p))	-	(17,848,094)
As restated	(42,865,452)	(33,800,546)
Loss for the period	(862,895)	(2,586,114)
Deficit, end of the period	$ (43,728,347)	$ (36,386,660)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Cash provided by (used for)				
Operations				
Loss for the period	$ (697,627)	$ (1,380,138)	$ (862,895)	$ (2,586,114)
Items not involving cash				
Depreciation	411	863	822	1,819
Depreciation included in exploration expenses	275	2,242	549	11,955
Changes in non-cash operating working capital				
Amounts receivable	(93,874)	(3,190)	(64,759)	8,197
Prepaid expenses	(913,623)	(990,384)	(1,583,168)	(1,294,858)
Accounts payable and accrued liabilities	77,391	189,585	203,197	(68,363)
	(1,627,047)	(2,181,022)	(2,306,254)	(3,927,364)
Investments				
Proceeds on disposition of short term investments	-	-	5,046,267	9,904,769
Financing				
Issuance of common shares for cash, net of issue costs	7,921,838	(31,245)	10,580,408	(31,245)
Increase (decrease) in cash and equivalents	6,294,791	(2,212,267)	13,320,421	5,946,160
Cash and equivalents, beginning of period	8,460,095	9,025,306	1,434,465	866,879
Cash and equivalents, end of period	$ 14,754,886	$ 6,813,039	$ 14,754,886	$ 6,813,039

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Consolidated Statements of Mineral Property Exploration Expenses

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Exploration Expenses				
Assays and analysis	$ 216	$ 48,914	$ 216	$ 140,910
Depreciation	275	2,242	549	11,955
Drilling	4,240	645,896	4,240	1,040,064
Engineering	42,836	24,302	56,251	58,589
Environmental, socioeconomic and land fees	196,359	201,335	212,073	232,253
Equipment rentals and leases	2,614	(67,728)	5,859	(20,668)
Geological	54,233	210,135	80,349	555,852
Site activities	32,889	60,739	58,890	138,176
Transportation	9,460	27,720	10,823	63,993
Incurred during the period	343,122	1,153,555	429,250	2,221,124
Cumulative expenditures, beginning of period	20,811,296	18,915,663	20,725,168	17,848,094
Cumulative expenses, end of period	$ 21,154,418	$ 20,069,218	21,154,418	$ 20,069,218

See accompanying notes to consolidated financial statements

1. Continuing operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of British Columbia and its principal business activity is the exploration of mineral property interests. At June 30, 2002, the Company's principal mineral property interest is the Ivanhoe property located in Nevada, United States of America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2. Significant accounting policies

(a) Basis of presentation and consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Cash and equivalents

Cash and equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(c) Short-term investments

Short-term investments include highly liquid investments with terms to maturity of greater than three months and less than one year when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(d) Reclamation deposits and investments

Reclamation deposits are recorded at cost. Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e) Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is in production.

2. Significant accounting policies (continued)

(f) Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(g) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

(h) Translation of foreign currencies

The Company's United States operations are considered to be integrated operations for purposes of foreign currency translation. Amounts stated in United States dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and revenues and expenses are translated at the rate in effect on the date of the transaction. The net foreign currency gain or loss on translation is included in the statement of operations.

(i) Loss per share

In December 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") revised Section 3500 of the CICA Handbook, Earnings per Share ("Section 3500"). Section 3500 requires a change to the treasury stock method of calculating diluted earnings (loss) per share.

Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of stock options or warrants is applied to repurchase common shares at the average market price for the period.

During the year ended December 31, 2001, the Company adopted the recommendations of Section 3500 with retroactive restatement for all periods presented. However, there was no effect on diluted loss per share for any of the periods presented as the effect of outstanding options and warrants on basic loss per share would be anti-dilutive.

(j) Fair value of financial instruments

The carrying amounts of cash and equivalents, short-term investments, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

2. Significant accounting policies (continued)

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation. Actual results could differ from these estimates.

(l) Segment disclosures

The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 4. Other than exploration expenses, substantially all of the Company's net expenses are incurred in Canada.

(m) Share option plan

The Company has a share option plan, which is described in Note 5(c). No compensation expense is recognized for this plan when share options are granted. Any consideration paid on exercise of share options is credited to share capital.

(n) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(o) Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

(p) Change in accounting policy

During fiscal 2001, the Company changed its accounting policy with respect to accounting for exploration expenditures. In 2000 and prior periods, acquisition and exploration expenditures were capitalized to mineral property interests. Under the new policy, exploration expenditures are expensed while acquisition expenditures continue to be capitalized. This change has been applied retroactively and has increased the deficit for the year ended December 31, 2000 by $17,848,094.

(Expressed in Canadian dollars)

3. **Equipment**

	Cost	Accumulated Depreciation	Net Book Value June 30, 2002	Net Book Value December 31, 2001
Computer	$ 127,795	$ 126,113	$ 1,682	$ 2,300
Field	349,631	349,631	-	-
Office	300,678	300,395	283	1,036
	$ 778,104	$ 776,139	$ 1,965	$ 3,336

The total original cost of equipment at December 31, 2001 was $778,104.

4. **Mineral property interests**

Mineral Property Acquisition Costs, net	June 30, 2002	December 31, 2001
Ivanhoe (note 4 (a))		
Balance, beginning of the period	$ 5,583,348	$ 5,507,603
Incurred during the period	-	75,745
Balance, end of the period	5,583,348	5,583,348
Casino (note 4 (b))	1	1
Kirkland Lake (note 4 (c))	1	1
Bissett Creek (note 4 (d))	-	-
	$ 5,583,350	$ 5,583,350

Schedule of Mineral Property Exploration Expenses

	Ivanhoe	Casino	Other	Total
Cumulative expenditure, December 31, 2000	$ 17,840,579	$ 7,515	$ --	$ 17,848,094
Exploration costs				
Assays and analysis	159,672	--	517	160,189
Depreciation	12,504	--	--	12,504
Drilling	1,155,733	--	--	1,155,733
Engineering	121,935	--	--	121,935
Environmental, socio-economic and land fees	357,784	11,389	--	369,173
Equipment rentals and leases	(12,278)	--	--	(12,278)
Geological	775,396	--	--	775,396
Site activities	201,421	--	--	201,421
Transportation	93,001	--	--	93,001
Incurred during the year	2,865,168	11,389	517	2,877,074
Cumulative expenditure, December 31, 2001	$ 20,705,747	$ 18,904	$ 517	$ 20,725,168

(Expressed in Canadian dollars)

4. **Mineral property interests (continued)**

	Ivanhoe	Casino	Other	Total
Exploration costs				
Assays and analysis	$ 216	$ --	$ --	$ 216
Depreciation	549	--	--	549
Drilling	4,240	--	--	4,240
Engineering	56,251	--	--	56,251
Environmental, socio-economic and land fees	211,229	496	348	212,073
Equipment rentals and leases	5,859	--	--	5,859
Geological	80,349	--	--	80,349
Site activities	58,890	--	--	58,890
Transportation	10,823	--	--	10,823
Incurred during the period	428,406	496	348	429,250
Cumulative expenditure, June 30, 2002	$ 21,134,153	$ 19,400	$ 865	$ 21,154,418

(a) Ivanhoe Property
Elko County, Nevada, United States of America

On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million as follows:

- US$1 million to Newmont;
- 150% of the amount invested in shares of Cornucopia (being US$1.2 million); and
- US$2.8 million on exploration and related costs.

The Company also issued aggregate finders' fees of 125,000 shares, based on expenditures on the project, and interim financing guarantees of 98,125 shares. The financing guarantee shares were issued to certain principals of Hunter Dickinson Inc. (note 6(a)), which acted as an agent of the Company in negotiating and guaranteeing aspects of the transaction.

The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has and will continue to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of and further expenditures on the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis (see below).

(Expressed in Canadian dollars)

4. **Mineral property interests (continued)**

On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly owned subsidiary of Cornucopia, for consideration of 2,750,000 common shares of the Company and 250,000 warrants exercisable to purchase additional shares of the Company at $2.00 per share to June 30, 2000. These warrants were exercised during 2000. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement with a term of up to four 20 years terms provides for annual advance royalty payments of US$50,000 per year until 2017 and increase to US$55,000 in years 2018 to 2037, and the claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

In November 1999, the Company entered into an agreement to acquire 109 claims adjoining the Ivanhoe Property for US$50,000 and 75,000 common shares of the Company.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2002. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next four years:

Year	Total Reclamation Costs	The Company's 25% Share
2002	US$ 189,474	US$ 47,369
2003	25,042	6,260
2004	25,042	6,260
2005	161,042	40,261
	US$ 400,600	US $100,150

In the year of 2001, US$19,828 and for the quarter ending June 30, 2002, US$1,569 was paid to Newmont for the Company's 25% share of actual reclamation costs incurred.

On August 28, 2000, Touchstone was served with a civil summons filed in the United States District Court of Northern Nevada by United States Fidelity and Guaranty Company ("US Fidelity") as plaintiff, naming Touchstone, Cornucopia and Vista Gold Holdings, Inc. and certain of their affiliates as defendants, claiming US$793,583. The civil action results from the reclamation obligations concerning the Mineral Ridge Mine in Nevada pursuant to which US Fidelity issued a reclamation bond in the amount of US$1,600,000 to the Bureau of Land Management (the "BLM") in 1996. Mineral Ridge Resources, Inc., the operator of the mine, was a subsidiary of Cornucopia until Cornucopia sold its holdings to Vista Gold Holdings, Inc. As a consequence of Mineral Ridge Resources, Inc. having filed for bankruptcy protection and having abandoned the project, the BLM has taken over the project and has demanded release of the bond. US Fidelity holds approximately US$950,000 in collateral securing the bond and has brought action to recover the unsecured balance of US$793,583. Touchstone is named as a defendant because it is one of the parties to the contract of indemnity. Under the terms of the March 2, 1999 agreement pursuant to which the Company acquired Touchstone from Cornucopia, Cornucopia has acknowledged its obligation to indemnify and save harmless the Company from any such claims. The Company is of the view that no material cost or loss will be incurred by Touchstone or the Company as a consequence of this action.

(Expressed in Canadian dollars)

4. Mineral property interests (continued)

On April 26, 2002 the US District Court for the District of Nevada accepted the stipulation for dismissal (no costs or damages) without prejudice of all action by US Fidelity against all parties including Great Basin's subsidiary, Touchstone.

In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 (C$75,745) and paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

On June 10, 2002, the Company entered into a letter agreement with Hecla Mining Company concerning exploration, development and production on the Company's Ivanhoe property and on August 2, 2002, subsequent to the quarter ending June 30, 2002, the formal Earn-in and Joint Operating Agreements were signed with Hecla Ventures Corp. ("Hecla") an affiliate of Hecla Mining Company. The Agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla.

Hecla has already commenced engineering and permitting work to facilitate the underground drive into the gold veins. Upon receipt of permits, Hecla will complete the Stage 1 program of US$10.3 million in about 12 months. To vest in its 50% working interest, Hecla must, upon completion of Stage 1, proceed to Stage 2 within 60 days and the Stage 2 program of US$11.5 million is expected to be completed over the next 12 months. During Phases 1 and 2 and during commercial production, Hecla will be the operator. A US$50 per ounce sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin at a cash operating profit per ounce of gold equivalent production within the range of US$100-200 per ounce. The Royalty will be payable by Hecla commencing at the point it has received a recovery of its pre-production expenditures for Stage 1 and 2 program costs plus 15%. From the recently completed economic assessments, it is estimated that this recovery could occur within the first year of commercial production.

b) Casino Property
Whitehorse Mining District, Yukon, Canada

The Company owns a group of 735 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby the optionee can earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, they would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, consistent with the Company's accounting policy, costs associated with the Casino project were written down to a nominal amount to reflect the extended depressed conditions in the metal markets, and the Company's intention to defer work on the project pending a sustained recovery of metal prices and the economy.

(Expressed in Canadian dollars)

4. **Mineral property interests (continued)**

Subsequent to the quarter ending June 30, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"). Under the terms of the agreement, GBG has granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, providing that CRS shares are listed on the TSX Venture Exchange or another recognized exchange (the "Exchange"). CRS shares would be valued based on the 20 consecutive trading-day weighted average trading price for the 20-day period ending four days prior to the delivery of the notice of the exercise of the Option, and also dependent on whether there has been a minimum average trading volume of 25,000 CRS shares per day for the 20-day period.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS is required to make interim option payments to Great Basin at the time that CRS is listed on an Exchange of 100,000 CRS shares plus warrants to buy another 100,000 shares for a period of two years at an exercise price, which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the Exchange, and will issue a further such warrant on each anniversary date thereafter to a maximum of warrants to buy 300,000 CRS shares. If CRS is not listed by December 31, 2002, CRS must pay to Great Basin $50,000 plus applicable taxes in lieu of the 100,000 shares to keep the Option in good standing. A further $50,000 plus taxes is payable on December 31, 2003 if CRS is not listed by that date. Great Basin may terminate the Option on or after December 31, 2003, unless the cash payments have been made, in which event the Option can be extended to accommodate a listing no later than December 31, 2004 (and providing that such a listing is continuous thereafter).

CRS has the right to conduct exploration work on or in respect of the Property at its cost, or make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event that the Option is exercised and the decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

The agreement is subject to net profits royalty agreements, and the purchase agreement on a portion of the claims held by Wildrose Resources Ltd.

(c) Kirkland Lake Property
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1. The Company continues to maintain the Kirkland Lake property in good standing.

(d) Bissett Creek Property
Ontario, Canada

In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

(Expressed in Canadian dollars)

4. **Mineral property interests (continued)**

In January 1997, the Company reached an agreement to sell its interest in the Bissett Creek graphite property to an arm's length private company (the "Purchaser") for a production royalty equal to $32 per tonne of graphite concentrate produced, net of existing royalties, and subject to an annual minimum preproduction royalty of $30,000 per year. As required by the agreement, the Purchaser assumed all existing property royalties and mineral property maintenance requirements. Subsequent to December 31, 1997, the royalty payments were never made to the Company. Accordingly, the Company believed the Purchaser was in default with the agreement and in 1999, the Company commenced an action to cure the default or re-obtain ownership.

In February 2001, the Company was served with a statement of claim by the Purchaser, alleging that the Purchaser suffered damages of $3,037,000 as compensation for the loss of an alleged agreement to sell the Bissett Creek property that it had negotiated with an arm's length purchaser. The Company believed the claim was without merit, and in December 2001, the property was returned to the original owner and the property was written off.

In May 2002, the claim was settled by an agreement signed between the Company and the Purchaser. The Purchaser has dismissed the action and agreed to return all the documents related to the property.

5. **Share capital**

(a) Authorized

The Company's authorized share capital consists of 100,000,000 (increased to 200,000,000 as approved by shareholders at the June 28, 2002 annual general meeting) common shares without par value.

(b) Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Balance, December 31, 2000	38,182,137	$ 55,984,660
Additional share issue costs	--	(31,245)
Balance, December 31, 2001	38,182,137	55,953,415
Issued during 2002		
Share purchase options exercised at		
$1.64	1,700	2,788
$0.96	74,500	71,520
$0.90	23,700	21,330
$0.55	29,000	15,950
$0.75	5,000	11,250
$1.00, net of issue costs (note 5(e))	500,000	480,000
Share purchase warrants exercised at		
$1.00, net of issue costs (note 5(e))	2,257,000	2,166,720
Private placement at $1.50, net if issue costs (note 5(f))	5,616,612	7,810,850
Balance, June 30, 2002	46,699,649	$ 66,533,823

Subsequent to the quarter ending June 30, 2002, 20,000 share purchase options were exercised at $0.96.

(Expressed in Canadian dollars)

5. **Share capital (continued)**

(c) Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 8,257,500 common shares, of which 5,422,100 are outstanding at June 30, 2002. The exercise price of each option is set by the Board of Directors at the time of granting but cannot be less than market price, less permitable discounts on the TSX Venture Exchange (formerly Canadian Venture Exchange). Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of death, in which case they terminate the earlier of the option expiration date and one year from death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	Six months ended June 30, 2002		Year ended December 31, 2001	
	Number of options	Weighted average price	Number of options	Weighted average price
Opening balance	2,711,900	$ 0.95	1,993,100	$ 1.16
Changes during the period				
Granted	2,864,800	1.70	2,720,000	0.65
Exercised	(143,900)	0.85	-	-
Expired/cancelled	(10,700)	1.70	(2,001,200)	1.15
Closing balance	5,422,100	$ 1.35	2,711,900	$ 0.95
Contractual weighted average remaining life in years		2.49		3.74
Range of exercise prices		$0.55 to $1.70		$0.55 to $2.17

As at June 30, 2002, 2,557,300 share purchase options have vested with optionees.

Summary of the options outstanding at June 30, 2002 is as follows:

Number of Shares	Exercise Price ($)	Expiry Date
16,000	1.64	July 5, 2002
10,000	0.96	February 12, 2003
35,300	0.90	June 11, 2003
30,000	0.97	June 26, 2003
1,000	0.55	September 11, 2003
100,000	0.63	November 21, 2003
15,000	0.75	December 27, 2003
2,864,800	1.70	December 30, 2003
2,350,000	0.96	January 10, 2006

Subsequent to June 30, 2002, 16,000 options exercisable at $1.64 expired unexercised on July 5, 2002.

(Expressed in Canadian dollars)

5. Share capital (continued)

(d) Share purchase warrants

The continuity of share purchase warrants is as follows:

2002 Expiry date	Exercise price	Outstanding December 31, 2001	During the period Issued	Exercised	Expired	Outstanding June 30, 2002
March 15, 2002 (note 5(e))	$ 1.00	2,500,000	-	2,007,000	493,000	-
June 3, 2003 (note 5(f))	$ 1.65	-	5,616,612	-	-	5,616,612

2001 Expiry date	Exercise price	Outstanding December 31, 2000	During the period Issued	Exercised	Expired	Outstanding December 31, 2001
August 16, 2002 (note 5(e))	$ 1.00	2,500,000	-	-	-	2,500,000

(e) Special warrant private placement

On August 9, 2000, the Company entered into a financing agreement with Loewen, Ondaatje, McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of Special Warrants. The placement, which closed on August 16, 2000, consisted of 5,000,000 Special Warrants at $2.00. Each Special Warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 Agent's share purchase options and 250,000 Agent's share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company's shares traded on the TSX Venture Exchange (formally the Canadian Venture Exchange) for ten consecutive days at a price of $1.20 per share or higher. The term of the options and warrants was extended for one year until August 16, 2002. As at February 14, 2002, the accelerated expiry condition was met and the warrants/options were set to expired on March 15, 2002. As at March 15, 2002, the Agent's options and warrants and 2,007,000 of the share purchase warrants were exercised. The remaining 493,000 warrants expired unexercised. A broker fee of $110,280 was paid to LOM pursuant to the exercise of warrants and options.

(Expressed in Canadian dollars)

5. **Share capital (continued)**

(f) Private placement financing

On May 23, 2002, the Company entered into a financing agreement with Loewen, Ondaatje, McCutcheon Limited to raise up to $7.8 million by way of a private placement. The placement which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit, and 409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit is comprised of one common share and a share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. If, after the four month hold period, ending on October 3, 2002, the shares have a closing price of $2.50 a share or more on the TSX Venture Exchange over any 10 day period, then the warrants will be subject to an accelerated expiry over the next 45 day period.

(g) Equity financing

At the end of August 2002, the Company received regulatory approval and completed a private placement financing of 125,715 units at a price of $1.65 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised one common share and a common share purchase warrant exercisable at $1.85 for 16 months. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive days at or above $2.78.

6. **Related party transactions and balances**

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Reimbursement for third party expenses and services rendered by Hunter Dickinson Inc. (a)	$ 181,054	$ 312,305	$ 293,599	$ 787,544

	June 30, 2002	December 31, 2001
Prepaid expenses		
Hunter Dickinson Inc. (b)	$ 2,570,376	$ 991,301
Other	8,673	4,580
Total prepaid expenses	$ 2,579,049	$ 995,881

(a) Hunter Dickinson Inc. is a private company with certain common directors that provide geological, corporate development, administrative and management services to the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b) Related party balances receivable, which are non-interest bearing and are payable on demand, are included in prepaid expenses on the consolidated balance sheets.

(Expressed in Canadian dollars)

7. Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected income tax recovery based on British Columbia statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2001 the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

	December 31, 2001	December 31, 2000
Future income tax assets		
Resource pools	$ 4,878,074	$ 8,711,499
Loss carry forwards	9,639,671	5,248,955
Other tax pools	350,720	107,046
Subtotal	14,868,465	14,067,500
Valuation allowance	(12,970,127)	(9,661,702)
Net future income tax asset	1,898,338	4,405,798
Future income tax liability		
Mineral properties	(1,898,338)	(4,405,798)
Net future income tax asset	$ --	$ --

At December 31, 2001, the Company has available losses for income tax purposes in Canada totaling approximately $5.4 million, expiring at various times from 2002 to 2008. The Company also has capital losses available of $1 million, which can be used to offset future capital gains. The Company also has available tax pools in Canada of approximately $7.4 million, which may be carried forward and utilized to reduce future taxes and income. Included in the $7.4 million of tax pools is $2.9 million that is successored, which can only be utilized from taxable income from specific mineral properties.

At December 31, 2001, the Company also has net operating loss carry forwards for United States income tax purposes of approximately US$13.7 million which, if not utilized to reduce United States taxable income in future periods, expires through the year 2020. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries and a portion is limited to approximately 6% per year. In addition, the Company has available tax pools in the United States of approximately US$4.1 million, which are being deducted over a 10 year period starting with the year they were incurred.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
  i. the name of the person;
  ii. the amount paid during the reporting period; and
  iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
GREAT BASIN GOLD LTD.	JUNE 30, 2002	2002	SEPT	05

ISSUER ADDRESS
1020 – 800 WEST PENDER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
BILL CAUGHILL	CONTROLLER	604-684-6365

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
billc@hdgold.com	www.hdgold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
Robert G. Hunter	ROBERT G. HUNTER	2002	SEPT	05
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
J. Mason	JEFFREY R. MASON	2002	SEPT	05

GREAT BASIN GOLD LIMITED
QUARTERLY REPORT
JUNE 30, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: See Consolidated Statements of Mineral Property Interests.

2. Related party transactions: See Schedule A, note 6.

3. Summary of securities issued and options granted during the period:

    (a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)/in kind
January 28, 2002	Common	Options	4,000	0.90	3,600	Cash	-
January 31, 2002	Common	Options	15,000	0.55	8,250	Cash	-
February 18, 2002	Common	Warrants	50,000	1.00	50,000	Cash	2,000
February 22, 2002	Common	Warrants	436,750	1.00	436,750	Cash	17,470
March 4, 2002	Common	Warrants	50,000	1.00	50,000	Cash	2,000
March 6, 2002	Common	Warrants	76,500	1.00	76,500	Cash	3,060
March 7, 2002	Common	Warrants	76,500	1.00	76,500	Cash	3,060
March 8, 2002	Common	Warrants	50,000	1.00	50,000	Cash	2,000
March 12, 2002	Common	Warrants	826,500	1.00	826,500	Cash	33,060
March 13, 2002	Common	Warrants	200,000	1.00	200,000	Cash	8,000
March 14, 2002	Common	Warrants	126,500	1.00	126,500	Cash	5,060
March 15, 2002	Common	Warrants	114,250	1.00	114,250	Cash	4,570
March 15, 2002	Common	Brokers' Options	500,000	1.00	500,000	Cash	20,000
March 15, 2002	Common	Brokers' Warrants	250,000	1.00	250,000	Cash	10,000
April 9, 2002	Common	Options	11,000	0.96	10,560	Cash	
April 12, 2002	Common	Options	6,000	0.96	5,760	Cash	
April 19, 2002	Common	Options	3,000	0.96	2,880	Cash	
May 6, 2002	Common	Options	4,500	0.96	4,320	Cash	
May 21, 2002	Common	Options	8,500	0.90	7,650	Cash	
May 23, 2002	Common	Options	14,000	0.55	7,700	Cash	
May 23, 2002	Common	Options	2,200	0.90	1,980	Cash	
May 29, 2002	Common	Options	4,000	0.90	3,600	Cash	
May 29, 2002	Common	Options	1,700	1.64	2,788	Cash	
May 29, 2002	Common	Options	15,000	0.75	11,250	Cash	
June 3, 2002	Common	Private placement	5,616,612	1.50	7,810,850	Cash	409,379 shares
June 20, 2002	Common	Options	5,000	0.90	4,500	Cash	
June 21, 2002	Common	Options	35,000	0.96	33,600	Cash	
June 26, 2002	Common	Options	15,000	0.96	14,400	Cash	

(b) Summary of stock options granted during the period:

Name of Optionee/Type	Date of Grant	Number of Shares	Exercise Price ($)	Expiry Date
David J. Copeland	May 24, 2002	259,900	1.70	December 30, 2003
Scott D. Cousens	May 24, 2002	259,900	1.70	December 30, 2003
Robert A. Dickinson	May 24, 2002	259,900	1.70	December 30, 2003
Robert G. Hunter	May 24, 2002	260,000	1.70	December 30, 2003
Jeffrey R. Mason	May 24, 2002	259,900	1.70	December 30, 2003
Ronald W. Thiessen	May 24, 2002	259,900	1.70	December 30, 2003
David S. Jennings	May 24, 2002	259,900	1.70	December 30, 2003
T. Barry Coughlan	May 24, 2002	15,000	1.70	December 30, 2003
Andrew Milligan	May 24, 2002	15,000	1.70	December 30, 2003
Employees	May 24, 2002	525,000	1.70	December 30, 2003
Consultants	May 24, 2002	490,400	1.70	December 30, 2003

4. Summary of securities as at the end of the period:

(a) Authorized capital: 100,000,000 common shares without par value
(b) Shares issued: 46,699,649 common shares without par value
(c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	16,000	1.64	July 5, 2002
Options	10,000	0.96	February 12. 2003
Options	35,300	0.90	June 11, 2003
Options	30,000	0.97	June 26, 2003
Options	1,000	0.55	September 11, 2003
Options	100,000	0.63	November 21, 2003
Options	15,000	0.75	December 27, 2003
Options	2,864,800	1.70	December 30, 2003
Options	2,350,000	0.96	January 10, 2006
Warrants*	5,616,612	1.65	June 3, 2003

* Should the closing price of the shares be $2.50 or greater for a period of 10 consecutive trading days then the warrant holders will have 45 days to exercise otherwise the warrants will expire in the 46th day.

(d) Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

5. List of directors:

David J. Copeland	Robert G. Hunter
Scott D. Cousens	Jeffrey R. Mason
T. Barry Coughlan	Ronald W. Thiessen
Robert A. Dickinson	Andrew Milligan
David Jennings	

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Great Basin Gold Ltd. is a mineral exploration company which has one main property, the Ivanhoe gold-silver project in Nevada, USA and one minor property, the Casino copper-gold project in Yukon, Canada. In 2002, the Company is continuing to focus its activities on the Ivanhoe property.

Ivanhoe Property

Great Basin's exploration efforts at the Ivanhoe Property have resulted in the discovery and delineation of several high-grade gold-silver vein systems. Detailed interpretive work and modeling in 2000 and 2001 of high-grade mineralization within three of these systems - Clementine, Gwenivere and South Gwenivere – resulted in an initial resource estimate. At a cut-off grade of 0.25 oz Au/ton, the inferred mineral resource is estimated to be 719,000 tons grading 1.29 oz Au/ton and 7.00 oz Ag/ton, containing one million gold equivalent ounces using a gold price of US$290/oz and a silver price of US$4.50/oz. There is excellent potential to expand the mineral resources.

In November 2001, a preliminary economic assessment of the capital and operating costs to develop of the high-grade vein systems was completed by Ross Glanville, P.Eng., MBA, and Ross Banner, P.Eng. The preliminary assessment was updated subsequent to year-end to reflect metal prices in early 2002. For the envisaged 600 tons per day underground mine, utilizing a local toll mill for ore treatment, and based on a gold price of US$300 per ounce and a silver price of US$4.40 per ounce, the economic model forecasts a net present value of CDN$203 million (US$127 million) at a discount rate of 0% and CDN$161 million (US$101 million) at a discount rate of 6%. The undiscounted stream of annual operating profits before interest, taxes and depreciation yields a project internal rate of return of 136%. As a preliminary assessment is conceptual in nature and utilizes inferred mineral resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized. Details of the resource estimate and preliminary economic assessment are provided in the "Summary Report of the Ivanhoe Project" dated April 2002 and filed on www.sedar.com.

On June 10, 2002, Great Basin and New York Stock Exchange-listed Hecla Mining Company ("Hecla") announced that they had entered into an exploration and development letter of intent for the Hollister Development Block, encompassing the area of the Clementine-Gwenivere vein systems on the Ivanhoe Property. On August 2, 2002, the arrangement was formalized into an Earn-In Agreement and a Joint Operating Agreement.

The Agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favour of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla. Hecla, an experienced and efficient underground miner, will manage the exploration, development and mining operations.

Economic modeling in the preliminary assessment forecast annual production from the Hollister Development Block to be approximately 180,000 ounces of gold and 920,000 ounces of silver, at a cash cost of US$114 per ounce of gold equivalent. Due to the nearby location of several competing processing plants and the relatively easy access to develop the high-grade veins, the projected total capital cost of the project (Stage I and II) is forecast to be about US$21.8 million.

Hecla has already commenced engineering and permitting work to facilitate the underground drive into the gold veins. Upon receipt of permits, Hecla will complete the Stage 1 program in about 12 months. Thereafter, to vest in its 50% working interest, Hecla must proceed to Stage 2 within 60 days and complete the Stage 2 program in approximately the next 12 months.

A US$50/oz sliding scale Purchase Price Royalty is also payable by Hecla to Great Basin when cash operating profits per ounce of gold equivalent production are within the range of US$100-200/oz. The Royalty will be payable by Hecla on its portion or gold production commencing at the point it has recovered its Stage 1 and Stage 2 expenditures plus 15%, estimated to be within about nine months from the date of commercial production.

Casino Property

On July 15, 2002, Great Basin agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"). Under the terms of the agreement, GBG has granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, providing that CRS shares are listed on the TSX

Venture Exchange or another recognized exchange (the "Exchange"). CRS shares would be valued based on the 20 consecutive trading-day weighted average trading price for the 20-day period ending four days prior to the delivery of the notice of the exercise of the Option, and also dependent on whether there has been a minimum average trading volume of 25,000 CRS shares per day for the 20-day period.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS is required to make interim option payments to Great Basin at the time that CRS is listed on an Exchange of 100,000 CRS shares plus warrants to buy another 100,000 shares for a period of two years at an exercise price, which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the Exchange, and will issue a further such warrant on each anniversary date thereafter to a maximum of warrants to buy 300,000 CRS shares. If CRS is not listed by December 31, 2002, CRS must pay to Great Basin $50,000 plus applicable taxes in lieu of the 100,000 shares to keep the Option in good standing. A further $50,000 plus taxes is payable on December 31, 2003 if CRS is not listed by that date. Great Basin may terminate the Option on or after December 31, 2003, unless the cash payments have been made, in which event the Option can be extended to accommodate a listing no later than December 31, 2004 (and providing that such a listing is continuous thereafter).

CRS has the right to conduct exploration work on or in respect of the Property at its cost, or make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event that the Option is exercised and the decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

The agreement is subject to net profits royalty agreements, and the purchase agreement on a portion of the claims held by Wildrose Resources Ltd.

Market Trends

Market analysts have forecast gold prices to increase to as high as US$340/oz in 2002. At August 2002, gold has been trading at more than $300/oz for several months, and reached as high as US$320/oz in June and July.

Financial review

On June 3, 2002, Great Basin completed a $7.8 million private placement financing for 5,616,612 Units (each comprising a share and a warrant exercisable for one year at $1.65) to sophisticated investors in Canada and the United States. The proceeds of this financing are planned for the underground exploration and development program at Ivanhoe. At this time, Hecla has initiated work toward permitting and detailed planning, so the proceeds remain in the company's working capital.

At June 30, 2002, Great Basin has a strong working capital position of $17.2 million, as compared to $10.0 million at March 31, 2002, and is debt free. The Company has 46,699,649 issued and outstanding common shares. On June 28, 2002, the Company received shareholder approval to increase the authorized share capital from 100 million to 200 million common shares.

At the end of August 2002, the Company received regulatory approval and completed a private placement financing of 125,715 units at a price of $1.65 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised one common share and a common share purchase warrant exercisable at $1.85 for 16 months. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive days at or above $2.78.

Results of Operations

Interest income revenue increased in the second quarter of fiscal 2002 to $42,984 from $28,144 in the previous quarter. Interest revenue increased from the first quarter of 2002 due to higher cash balances on deposit.

Expenses in the second quarter of $740,611, have increased from the prior quarter but have reduced in the year to date ($924,023) when compared to the first six months of 2001 ($2,833,471) because of reduced exploration activity. Administrative expenses, before interest income, have increased from the prior quarter (June 30, 2002 - $397,489; Mar 31 2002 - $193,412) and from the same quarter in the fiscal 2001 (June 30 2001 – $318,664).

In terms of administration, the main quarter to quarter differences are an increase in the cost of office and administration, from $13,464 in Q1 2002 to $176,024 in Q2 2002; salaries and benefits, from $42,834 to $67,041; legal accounting and audit expenses from $14,911 to $66,463 due to financing activities and negotiations surrounding completion of the agreement with Hecla Mining Company. Some legal accounting and audit costs were also incurred for litigation proceedings associated with claims by US Fidelity and Guaranty Company against Touchstone Resources Company, a wholly owned subsidiary company of Great Basin (see Legal below). Shareholder communications increased from $17,843 in Q1 to $52,611 in Q2, associated with dissemination of information on the financing and the Hecla deal. Office and administration and shareholder communications for the first six months of 2002 are the only two areas in which expenses have been higher than for the same period in fiscal 2001.

Exploration costs to date in 2002 have decreased overall and in most categories from 2001, but costs were higher in the current quarter (June 30, 2002 - $343,122) compared to the prior quarter (Mar 31, 2002 - $86,128). The main increase was for environmental, socio-economic and land fees, related to studies toward permitting for the underground access and exploration program, and land maintenance. These costs increased from $15,714 in the prior quarter to $196,359 in Q2. Other increases during the quarter were for engineering (Q2 – $42,843; Q1 - $13,415) and geological (Q2 - $54,233; Q1 - $26,116); these costs are related to the completion of a 43-101 compliant summary report on the resource estimate and preliminary assessment for the high-grade veins at Ivanhoe.

Related Party Transactions

Hunter Dickinson Inc. is a private management company, with certain common directors, that provides geological, corporate development, administrative and management services, and incurs costs with third parties on a full cost recovery basis to Great Basin pursuant to an agreement dated December 31, 1996. The amount paid to HDI in Q2 2002 increased to $181,054 from $112,545 in the previous quarter. As at June 30, 2002 Great Basin has prepaid $2.6 million for future services and exploration programs to Hunter Dickinson Inc. in preparation of re-evaluating the existing data on the Ivanhoe property and the preparation of a major underground exploration program entailing the creation of an underground access and approximately 40,000 feet of drilling pursuant to the Summary Report of the Ivanhoe Project dated April 2002, prepared jointly by Ross Glanville & Associates Ltd. and R.H. Banner Ltd. In addition, these funds are being utilized to evaluate additional mineral projects for the Company.

Legal

During the quarter, there was a status change in the lawsuit with United States Fidelity and Guaranty Company in the US District Court of Northern Nevada against the Company's subsidiary, Touchstone Resources Company ("Touchstone"), for which the details are described in Note 4(a) of the Notes to the Financial Statements). On April 26, 2002, the US District Court for the District of Northern Nevada accepted the stipulation for dismissal (no costs or damages) without prejudice of all action by US Fidelity against all parties including Great Basin's subsidiary, Touchstone.

There has also been a change in the status of the statement of Claim in Ontario, Canada in which an intended Purchaser of Great Basin's Bissett Creek graphite property in Ontario sought damages against the Company. On April 1, 1999 the Company terminated an agreement with the intended Purchaser after the intended Purchaser defaulted on its financial obligations to the Company, as well as defaulting on the other maintenance obligations concerning the graphite property. In December 2001, the graphite property was returned to the underlying owners and written off by Great Basin. In May 2002, the claim was settled by an agreement signed between the Company and the Purchaser, whereby the Purchaser dismissed the action and has agreed to return all the documents related to the Property.

GREAT BASIN GOLD LTD.

Corporate Information

Officers

Robert G. Hunter
Co-Chairman

Robert A. Dickinson
Co-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Chief Financial Officer and Secretary

Directors

David J. Copeland
T. Barry Coughlan
Scott D. Cousens
Robert A. Dickinson
Robert G. Hunter
David S. Jennings
Jeffrey R. Mason
Andrew F.B. Milligan
Ronald W. Thiessen

Corporate Address and Investor Services

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll-free: 1-800-667-2114
E-mail: info@hdgold.com
Web site: www.hdgold.com

Field Office

Unit 5, 101 Carson Rd.
Battle Mountain, Nevada
USA 89502
Telephone: (775) 635-3323
Facsimile: (775) 635-3399

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Richard W. Harris
Attorney and Counsellor at Law
6121 Lakeside Drive, Suite 260
Reno, Nevada
USA 89570-0250

Auditors

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

Transfer Agent

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listing

TSX Venture Exchange:	GBG
OTC Bulletin Board:	GBGLF

Share Capitalization
(as at June 30, 2002)

Common Authorized:	200,000,000
Issued and Outstanding:	46,699,649